FOR IMMEDIATE RELEASE

Contact: Gad Goldstein, President, Formula Systems (1985) Ltd.

Tel: 011-972-9959-8800

Formula Systems Announces Fourth Quarter and Full Year 2002 Results

Herzliya, Israel, March 11, 2003 — Formula Systems Ltd., (Nasdaq:FORTY), a leading provider of information technology products, solutions and services, today is pleased to announce its financial results for the fourth quarter ended December 31, 2003.

          Revenues for the fourth quarter totaled $73.6 million. Revenues for the year ended December 31, 2002 were $283.3 million. In the first quarter of 2002 the Company ceased to consolidate in its reports its stake in Venture Funds and Start Up companies that were sold to Formula Vision at the end of 2001.

          Net loss for the fourth quarter and full year 2002 was $3.4 million and $2.4 million respectively as compared to net loss of $27.6 million in the fourth quarter of 2001 and $55.3 million net loss in the year ended December 31, 2001.

          During the fourth quarter we accelerated the reorganization process by taking the following steps:

          Merger of our subsidiaries Matrix, New Applicom, Sintec and Sivan thereby creating the largest IT company in Israel, providing Matrix with critical mass, operating efficiency and a more unified corporate structure and identity. It will also provide Matrix’s customers with the benefit of obtaining a broad range of services under one roof.

          Merger of our subsidiaries Crystal and Liraz positioning Crystal to become a leader in the Enterprise IT Modernization market with generated revenues in the range of $50 to $55 million in 2003.

          During the quarter we finalized the acquisition of the controlling interest in Sapiens by an additional investment of $10 million. We intend to consolidate Sapiens’ results starting in the first quarter of 2003.

Looking ahead at year 2003 we expect our subsidiaries to generate a phase of revenues of $320 to $350 million while targeting operating profitability and positive cash flow from operations.

Formula Systems Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Formula maintains its accounts in New Israeli Shekels (“NIS”).  All US dollar figures represent an exchange rate of NIS 4.737 to $1.00 at December 31, 2002.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20‑F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	90,561	77,886
Short-term investments	12,101	10,489
Trade receivables	71,554	83,379
Other accounts receivable	19,642	20,564
Inventories	3,590	4,609
	197,448	196,927

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	3,400	8,511
Investments in affiliates	22,659	10,818
	26,059	19,329

DEBENTURES	75,951	54,887

SEVERANCE PAY FUND	8,262	8,424

FIXED ASSETS, NET	25,045	29,318

OTHER ASSETS, NET	137,241	117,684

	470,006	426,569

CURRENT LIABILITIES:
Credit from banks and others	87,752	49,643
Trade payables	26,811	35,497
Other accounts payable	63,915	64,899
Restructuring accrual	2,661	4,510
	181,139	154,549

LONG-TERM LIABILITIES:
Debentures	33,726	-
Allowance for expected losses in other investment	2,512	-
Deferred taxes	871	871
Customer advances	491	689
Liabilities to banks and others	7,556	7,586
Accrued severance pay	12,048	11,780
Unrealized gain	6,184	4,903
	63,388	25,829

MINORITY INTEREST	72,130	88,578

SHAREHOLDERS’ EQUITY	153,349	157,613

	470,006	426,569

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended December 31,		Year ended December 31,
	2002	2001	2002	2001
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	73,603	88,156	283,310	351,378
Cost of revenues	51,655	58,125	186,908	236,405
Gross profit	21,948	30,031	96,402	114,973
Research and development costs, net	3,610	6,394	15,967	19,657
Selling, general and administrative expenses	21,771	32,175	81,021	119,133
Depreciation and amortization	1,225	5,720	4,271	19,224
Restructuring and non-recurring costs	1,829	3,479	1,829	10,137
Operating loss	(6,487)	(17,737)	(6,686)	(53,178)
Financial income, net	3,548	1,559	3,605	2,633
	(2,939)	(16,178)	(3,081)	(50,545)
Other expenses, net	1,846	26,367	2,100	33,940
Gain on realization of investments	1,834	1,759	4,668	588
Loss before taxes on income	(2,951)	(40,786)	(513)	(83,897)
Taxes on income	762	3,450	2,014	5,628
	(3,713)	(44,236)	(2,527)	(89,525)
Company’s equity in results of affiliates, net	(1,844)	(3,083)	(2,327)	(9,090)
Minority interest, net	2,148	19,742	2,448	43,324
Net loss	(3,409)	(27,577)	(2,406)	(55,291)

Earnings per share - basic and fully-diluted:
Net loss	(0.34)	(2.96)	(0.24)	(5.93)